Exhibit 7

Synacor Board: Misleading Statements, Value Destruction, and Entrenchment Tactics Continue

RANDOLPH, Mass. and AMSTERDAM, October 2, 2014 // - JEC Capital Partners and Ratio Capital Partners, who together own approximately 10% of the common stock of Synacor, Inc. (the “Company” or “Synacor”) (Nasdaq: SYNC) issued an open letter to the Board of Directors. The full text of the letter is as follows:

Dear Board of Directors:

Through several public letters, we have called attention to this Board’s mismanagement of Synacor. The mismanagement is evident from the consistently poor operating results, recent key customer loss, and continual destruction of shareholder value.

Most recently, we provided Synacor with a cost reduction plan to improve the Company’s operating results and financial position. Though few details have been provided to investors, we recognize that the Company’s management has seemingly taken our advice. While the cost reduction could be an encouraging sign, the two announcements made by Synacor this week provide yet another demonstration of incompetence and entrenchment by this failing Board.

First, when announcing a 20% layoff, the CEO stated that the Company is now poised to ‘return to growth.’ With no further explanation, investors are left to wonder how a 20% reduction in the workforce will result in growth.

Second, several of the statements in the Board’s press release dated October 1, 2014 are inaccurate, incomplete, and deliberately misleading. The following summary will correct the record:

•	In a telephone conversation on September 22, 2014, Chairman Jordan Levy offered to create one new Board seat with certain conditions. In that conversation, Mr. Levy indicated that (a) he takes responsibility for Synacor’s poor performance, but (b) being Synacor’s Chairman is not his full time job, and (c) he is a “venture guy” from Softbank and not a “public company guy.”

•	In a telephone conversation on September 24, 2014, we responded to Mr. Levy’s offer by proposing to sign a non-disclosure agreement that would allow us to review the Company’s strategic plan. We further proposed that provided the strategic plan was supportable, we would then recommend two directors for addition to the Board who bring industry experience and customer relationships that would benefit Synacor. Mr. Levy then asked us to confirm that our nominees would not be employees or directors of JEC Capital or Ratio Capital. We confirmed that our nominees would be independent from JEC Capital and Ratio Capital.

•	In a telephone call on September 29, 2014, Chairman Levy stated that the Board had met, considered our proposal, and felt that two Board seats was not reasonable. In that conversation, Mr. Levy did not respond to our request to sign a non-disclosure agreement to review Synacor’s strategic plan. We next heard from the Board in the Company’s press release today.

•	Finally, we have demanded that Syancor run a formal sale process. We believe such a process could lead to a value maximizing transaction for all shareholders. Like other shareholders, we do not expect “value maximization” to come from the yet-to-be-developed and announced strategic plan. In its press release, the Board has tried to twist our suggestion that a sale process be run into an accusation that JEC Capital has an ulterior motive. This makes no sense and is designed to divert attention from the real issue: this Board and its mismanagement of the Company. JEC Capital cannot dictate whether Synacor is sold, to whom it is sold, and at what price it is sold. JEC Capital does not control any party that is or could be interested in Synacor, and JEC Capital does not control the Synacor shareholder vote that would be required to approve a sale transaction.

JEC Capital and Ratio Capital are shareholders of Synacor. Our sole objective is to improve the Company and recover shareholder value. This will benefit the “full population of Synacor shareholders.”

We are offering to pay for a Shareholder Meeting where the “full population of shareholders” can vote and determine what is in their best interests. Why is the Board denying shareholders that right when it comes at no expense to Synacor? As a Board, you have overseen a 70% decline in shareholder value in the last 24 months. The stock currently trades at an all-time low. Your continued mismanagement has cost 70 employees their jobs this week. Further, at Synacor’s most recent annual meeting, the two directors ‘elected’ each received an astonishingly low 45% ‘Votes For’. In light of these indisputable facts, the Board already knows that shareholders and employees have lost confidence in its ability to lead the Company, much less turn it around.

You seem to have forgotten that shareholders own Synacor. Let that sink in for a minute. Now, let the shareholders have a voice and promptly call a Special Meeting of Shareholders.

Sincerely,

Michael Torok	Bart Kool
JEC Capital Partners	Ratio Capital Management